Exhibit 99.4
Supplemental Note Entitled “Reconciliation to United States Generally Accepted Accounting Principles”

Reconciliation to United States Generally
Accepted Accounting Principles
NEUROCHEM INC.
Years ended December 31, 2007, 2006, and 2005, and period from inception
(June 17, 1993) to December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
To the Board of Directors of Neurochem Inc.:
On February 13, 2008, we reported on the consolidated balance sheets of Neurochem Inc. (the Company) as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007 and for the period from inception (June 17, 1993) to December 31, 2007. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles”. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ KPMG LLP
Chartered Accountants
Montréal, Canada
February 13, 2008

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
The audited consolidated financial statements of the Company as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 and for the period from inception (June 17, 1993) to December 31, 2007 (the 2007 Consolidated Financial Statements) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following supplemental note, which should be read in conjunction with the 2007 Consolidated Financial Statements provides a reconciliation to generally accepted accounting principles as applied in the United States (US GAAP) and the additional disclosures required for the presentation of the financial statements in accordance with US GAAP and SEC rules and regulations.
Change in functional and reporting currency:
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Assets and liabilities as of June 30, 2007 were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. For comparative purposes, historical financial statements have been restated in US dollars as follows: assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect during these periods, and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:

				Cumulative
	Year ended	Year ended	Year ended	since
	December 31,	December 31,	December 31,	inception of
	2007	2006	2005	operations

Net loss in accordance with Canadian GAAP	$(81,486)	$(66,469)	$(59,727)	$(299,222)

Adjustments for:
Stock-based compensation costs: (1)
Canadian GAAP	—	3,569	3,958	10,630
US GAAP	—	(3,595)	—	(4,963)
Sale-leaseback (3)	(2,559)	(518)	(166)	(3,243)
Convertible notes (4)	1,922	(89)	—	1,833
Convertible notes (5)	(13,520)	—	—	(13,520)
Other	(155)	—	—	(155)

Net loss in accordance with US GAAP	(95,798)	(67,102)	(55,935)	$(308,640)

Foreign exchange adjustment on change in functional currency	3,123	(1,397)	(1,219)

Comprehensive loss in accordance with US GAAP	$(92,675)	$(68,499)	$(57,154)

Net loss per share under US GAAP:
Basic and diluted	$(2.18)	$(1.74)	$(1.59)

Weighted average number of shares	44,030,474	38,654,063	35,104,342

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity:

A reconciliation of shareholders’ equity items in accordance with Canadian GAAP with US GAAP is as follows:
(i)	Share capital:

	December 31,	December 31,	December 31,
	2007	2006	2005

Share capital, Canadian GAAP	$273,269	$203,751	$195,140

Adjustments for:
Stock-based compensation (1)	(772)	(772)	(772)
Share issue costs (2)	(12,327)	(12,327)	(12,327)
Convertible notes (5)	11,306	—	—

Share capital, US GAAP	$271,476	$190,652	$182,041

(ii)	Equity portion of convertible notes:

	December 31,	December 31,	December 31,
	2007	2006	2005

Equity portion of convertible notes:
Canadian GAAP	$9,841	$8,620	$—

Adjustments for:
Convertible notes (4)	(8,620)	(8,620)	—
Convertible notes (5)	(1,221)	—	—

Equity portion of convertible notes, US GAAP	$—	$—	$—

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(b) Consolidated shareholders’ equity (continued):
(iii)	Additional paid-in capital:

	December 31,	December 31,	December 31,
	2007	2006	2005

Additional paid-in capital, Canadian GAAP	$15,397	$11,396	$7,964

Adjustments for:
Stock-based compensation (1)
Canadian GAAP — current reversed	(11,533)	(11,533)	(7,964)
US GAAP — cumulative effect of prior years	4,860	4,860	1,265
Convertible notes (5)	15,446	—	—

Additional paid-in capital, US GAAP	$24,170	$4,723	$1,265

(iv)	Warrants:

	December 31,	December 31,	December 31,
	2007	2006	2005

Warrants, Canadian GAAP	$16,857	$—	$—

Adjustments for:
Convertible notes (5)	(16,857)	—	—

Warrants, US GAAP	$—	$—	$—

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(v)	Deficit:

	December 31,	December 31,	December 31,
	2007	2006	2005

Deficit, Canadian GAAP	$(318,254)	$(234,240)	$(167,351)

Adjustments for:
Stock-based compensation (1):
Canadian GAAP — cumulative effect of prior years reversed	12,305	12,305	8,736
US GAAP — cumulative effect of prior years	(4,860)	(4,860)	(1,265)
Sale-leaseback (3)	(3,243)	(684)	(166)
Convertible notes (4)	1,833	(89)	—
Share issue costs related to equity portion of convertible notes (4)	420	420	—
Convertible notes (5)	(13,520)	—	—
Issuance costs related to warrants expense for US GAAP (5)	2,373	—	—

	(4,692)	7,092	7,305

Share issue costs (2)	12,327	12,327	12,327

Deficit, US GAAP	$(310,619)	$(214,821)	$(147,719)

(vi)	Accumulated other comprehensive income:

	December 31,	December 31,	December 31,
	2007	2006	2005

Accumulated other comprehensive income, Canadian GAAP	$6,799	$8,756	$7,359

Foreign exchange adjustment on change in functional currency	(1,166)	—	—

Accumulated other comprehensive income, US GAAP	$5,633	$8,756	$7,359

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(1)	Stock-based compensation:

Prior to January 1, 2006:

Employees

For US GAAP purposes, the Company elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) in accounting for stock options granted under the Stock Option Plan. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded a compensation expense of nil in 2005 in respect of options granted prior to the Company’s initial public offering at prices other than the quoted market price at the date of grant.

For Canadian GAAP purposes, the Company adopted the fair value method of accounting for stock options granted under the Stock Option Plan effective January 1, 2004.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(1)	Stock-based compensation (continued):

Fair-value method

US GAAP requires disclosure of the pro forma net loss using the fair value method of accounting for stock options. The US GAAP calculation presented hereafter considers options granted prior to the effective date of the Canadian GAAP requirements. If the fair value based accounting method under FAS 123 had been used to account for stock-based compensation costs relating to options, the net loss and related loss per share figures under US GAAP would have been as follows:

		Cumulative
		since
		inception of
	Year ended	operations to
	December 31,	December 31,
	2005	2005

Reported net loss, US GAAP	$(55,935)	$(145,741)

Add: Stock-based employee compensation expense determined under the intrinsic value method included in reported net earnings, net of related taxes of nil	—	1,368
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes of nil	(1,387)	(6,149)

	$(57,322)	$(150,522)

Year ended
December 31,
2005

Loss per share (US GAAP)

Basic:
As reported	$(1.59)
Pro forma	(1.63)

Diluted:
As reported	(1.59)
Pro forma	(1.63)

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(1)	Stock-based compensation (continued):

Fair-value method (continued)

Effective January 1, 2006

For US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) 123R (SFAS 123R), Share-based Payment, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Company adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date.

Additional disclosures for the year ended December 31, 2007 required under SFAS 123R are as follows:

	Options outstanding			Non-vested options
		Weighted	Weighted		Weighted
		average	average		average
		exercise	years to		grant date
	Number	price	expiration	Number	fair value

		(CDN$)			(CDN$)
Outstanding, December 31, 2005	2,309,958	$16.78	7.6	1,138,287	$10.75
Cancelled or expired	(33,519)	20.84	7.7	(23,019)	9.51
Exercised	(100,943)	4.25	4.7	(14,818)	2.96
Granted	402,000	16.53	9.3	402,000	10.46
Vested	—	—	—	(336,992)	10.04

Outstanding, December 31, 2006	2,577,496	17.17	7.0	1,165,458	10.98
Cancelled or expired	(36,293)	11.72	7.1	(32,268)	7.88
Exercised	(60,803)	7.12	4.8	(3,333)	5.25
Granted	336,333	11.20	9.4	336,333	6.94
Vested	—	—	—	(408,217)	10.08

Outstanding, December 31, 2007	2,816,733	$16.75	6.5	1,057,973	$10.10

Options exercisable	1,758,760	$16.39	5.5	N/A	$ N/A

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(1)	Stock-based compensation (continued):

Effective January 1, 2006 (continued)

The Company has a policy of issuing new shares to satisfy share option exercises.

The aggregate intrinsic value represents the pre-tax intrinsic value based on the Company’s closing stock price at December 31, 2007 of CDN$2.20, which would have been received by option holders had they exercised their options at that date. Intrinsic value of options outstanding and exercisable is nil at December 31, 2007 based on the closing stock price at that date.

At December 31, 2007, the unrecognized compensation cost related to non-vested options was $8,873 (2006 — $9,581) and the remaining weighted average recognition period was 2.8 years.
(2)	Share issue costs:

For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(3)	Sale-leaseback:

For Canadian GAAP purposes, the Company recorded the sale of facilities in November 2005 which were leased back by the Company, as a sale-leaseback transaction, with the resulting gain deferred and recognized over the lease term. Under US GAAP, the Company’s option to purchase the property represents continuing involvement in the property and, consequently, the transaction is precluded from sale-leaseback accounting. As a result, the sale and deferred gain on the transaction are not recognized in US GAAP. The sale proceeds are recognized as a liability, and the property continues to be shown as an asset until the conditions for sales recognition are met. Lease payments, exclusive of an interest portion recognized under the interest method, decrease the liability over the term.

Under US GAAP, the following additional disclosures, related to property and equipment and long-term debt, are required:

		December 31,
2007
		Accumulated	Net book
	Cost	depreciation	value

Land	$1,548	$—	$1,548
Building	8,928	1,870	7,058

	$10,476	$1,870	$8,606

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(3)	Sale-leaseback (continued):

			December 31,
2006
		Accumulated	Net book
	Cost	depreciation	value

Land	$1,548	$—	$1,548
Building	8,928	1,324	7,604

	$10,476	$1,324	$9,152

	December 31,	December 31,
	2007	2006

Finance obligation denominated in Canadian dollars, bearing interest at 5.4% per annum, repayable in equal monthly instalments of principal interest of $213, with scheduled annual increases of 2.5% in this amount in December 2006 and the next four years thereafter, followed by an annual increase of 3% in December 2009 and each of the 10 years thereafter	$30,397	$26,622

Less current portion	1,125	850

	$29,272	$25,772

Scheduled future repayments of the finance obligation as at December 31, 2007 in the next five years are as follows:

2008	$1,125
2009	1,257
2010	1,399
2011	1,564
2012	1,741
Thereafter	23,311

$30,397

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(b)	Consolidated shareholders’ equity (continued):
(4)	Convertible notes (November 2006):

In accordance with Canadian GAAP, the Convertible Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component, net of issuance costs, is measured at the issue date as the present value of the cash payments of interest and principal due under the terms at a rate which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined and the face value of the Convertible Notes has been allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term. Issue costs incurred in connection with the issuance of the Convertible Notes that pertain to equity have been classified as share issue costs under Canadian GAAP.

Under US GAAP, all of the proceeds received from the Convertible Notes were recorded as long-term obligations. Total issue costs relating to the Convertible Notes were recorded in deferred financing fees.

(5)	Convertible notes (May 2007):

In accordance with Canadian GAAP, the Convertible Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component, net of issuance costs, is accreted to its face value through a charge to earnings over its expected term. Embedded derivates, that are not clearly and closely related to the debt component, have been separated and marked-to-market at each reporting period. Issue costs incurred in connection with the issuance of the Convertible Notes that pertain to equity have been classified as share issue costs under Canadian GAAP.

Under US GAAP, substantially all of the proceeds received from the Convertible Notes were recorded as long-term obligations. The warrants issued in connection with the Convertible Notes were determined to be liabilities, and the proceeds attributable to the warrants were recorded as long-term obligations. The warrant liability is marked-to-market at each reporting date under US GAAP. In addition, a beneficial conversion feature, representing the intrinsic value attached to the conversion features of the Convertible Notes, is recorded and accreted from the date of issuance to the stated redemption date. On conversion, all of the remaining unamortized discount on the debt and the beneficial conversion feature is recognized immediately as a charge to earnings.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP:
(i)	Supplementary information:

Under US GAAP and SEC rules, separate disclosure is required for the following statement of operations item reported under Canadian GAAP. There is no similar requirement under Canadian GAAP.

	Year ended	Year ended	Year ended
	December 31,	December, 31	December 31,
	2007	2006	2005

Rental expense	$216	$199	$383

Under US GAAP, separate disclosure is required of the accounting policy for legal costs expected to be incurred in connection with a SFAS 5, Accounting for Contingencies, loss contingency. The Company expenses these costs as incurred.
(ii)	Classification of stock-based compensation:

Under US GAAP, the total stock-based compensation cost reported under Canadian GAAP as a separate line item would be reclassified to the following captions under US GAAP:

	Year ended	Year ended	Year ended
	December 31,	December, 31	December 31,
	2007	2006	2005

Research and development	$797	$741	$511
General and administrative	3,428	2,828	3,447

	$4,225	$3,569	$3,958

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company:

The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided.

The statement of shareholders’ equity since the date of inception under US GAAP is presented below:

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Period ended October 14, 1994:
Shares issued for cash	850,000	—	—	—	400,000	400	—	—	$—	$—	$400
Net loss										(404)	(404)

Balance, October 14, 1994	850,000	—	—	—	400,000	400	—	—	—	(404)	(4)
Period ended September 30, 1995:
Shares issued for cash	—	—	—	—	600,000	600	—	—	—	—	600
Net loss										(1,378)	(1,378)

Balance, September 30, 1995	850,000	—	—	—	1,000,000	1,000	—	—	—	(1,782)	(782)

Year ended September 30, 1996:
Shares issued for cash	—	—	—	—	—	—	5,595,001	7,340	—	—	7,340
Shares issued for services	275,076	30	—	—	—	—	—	—	—	—	30
Share issue costs	—	—	—	—	—	—	—	(159)	—	—	(159)
Net loss										(1,508)	(1,508)

Balance, September 30, 1996	1,125,076	30	—	—	1,000,000	1,000	5,595,001	7,181	—	(3,290)	4,921

Year ended September 30, 1997:
Net loss										(1,745)	(1,745)

Balance, September 30, 1997	1,125,076	30	—	—	1,000,000	1,000	5,595,001	7,181	—	(5,035)	3,176

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, September 30, 1997 brought forward	1,125,076	30	—	—	1,000,000	1,000	5,595,001	7,181	$—	$(5,035)	$3,176

Year ended September 30, 1998:
Conversion into Class A shares	—	—	6,595,001	8,181	(1,000,000)	(1,000)	(5,595,001)	(7,181)	—	—	—
Shares issued for cash	—	—	3,138,770	7,227	—	—	—	—	—	—	7,227
Exercise of options	5,500	1	—	—	—	—	—	—	—	—	1
Share issue costs	—	—	—	(390)	—	—	—	—	—	—	(390)
Net loss	—	—	—	—	—	—	—	—	446	(4,737)	(4,291)

Balance, September 30, 1998	1,130,576	31	9,733,771	15,018	—	—	—	—	446	(9,772)	5,723

Period ended June 30, 1999:
Shares issued for cash	—	—	1,483,224	3,800	—	—	—	—	—	—	3,800
Exercise of options	29,314	7	—	—	—	—	—	—	—	—	7
Share issue costs	—	—	—	(72)	—	—	—	—	—	—	(72)
Net loss	—	—	—	—	—	—	—	—	224	(2,599)	(2,375)

Balance, June 30, 1999	1,159,890	38	11,216,995	18,746	—	—	—	—	670	(12,371)	7,083

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 1999 brought forward	1,159,890	38	11,216,995	18,746	—	—	—	—	$670	$(12,371)	$7,083

Year ended June 30, 2000:
Shares issued for cash	180,723	507	63,442	158	—	—	—	—	—	—	665
Exercise of options	12,177	3	—	—	—	—	—	—	—	—	3
Exercise of warrants	—	—	111,467	248	—	—	—	—	—	—	248
Conversion of Class A shares	11,391,904	19,152	(11,391,904)	(19,152)	—	—	—	—	—	—	—
Initial public offering	3,878,787	21,724	—	—	—	—	—	—	—	—	21,724
Share issue costs	—	(1,859)	—	—	—	—	—	—	—	—	(1,859)
Net loss	—	—	—	—	—	—	—	—	247	(4,036)	(3,789)

Balance June 30, 2000	16,623,481	39,565	—	—	—	—	—	—	917	(16,407)	24,075

Year ended June 30, 2001:
Exercise of over- allotment option	581,818	3,228	—	—	—	—	—	—	—	—	3,228
Shares issued for cash	321,035	2,473	—	—	—	—	—	—	—	—	2,473
Exercise of options	435,438	135	—	—	—	—	—	—	—	—	135
Exercise of warrants	34,447	53	—	—	—	—	—	—	—	—	53
Share issue expenses	—	(375)	—	—	—	—	—	—	—	—	(375)
Net loss	—	—	—	—	—	—	—	—	192	(1,961)	(1,769)

Balance, June 30, 2001	17,996,219	45,079	—	—	—	—	—	—	1,109	(18,368)	27,820

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 2001 brought forward	17,996,219	45,079	—	—	—	—	—	—	$1,109	$(18,368)	$27,820

Year ended June 30, 2002:
Exercise of options	32,125	7	—	—	—	—	—	—	—	—	7
Net loss	—	—	—	—	—	—	—	—	82	(8,672)	(8,590)

Balance, June 30, 2002	18,028,344	45,086	—	—	—	—	—	—	1,191	(27,040)	19,237

Year ended June 30, 2003:
Shares issued for cash	4,000,000	9,634	—	—	—	—	—	—	—	—	9,634
Exercise of warrants	836,644	1,245	—	—	—	—	—	—	—	—	1,245
Exercise of options	618,036	613	—	—	—	—	—	—	—	—	613
Share issue costs	—	(341)	—	—	—	—	—	—	—	—	(341)
Net loss	—	—	—	—	—	—	—	—	61	(13,045)	(12,984)

Balance, June 30, 2003	23,483,024	56,237	—	—	—	—	—	—	1,252	(40,085)	17,404

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 2003 brought forward	23,483,024	56,237	—	—	—	—	—	—	$1,252	$(40,085)	$17,404

Six months ended December 31, 2003:
Shares issued for cash	5,750,000	62,644	—	—	—	—	—	—	—	—	62,644
Exercise of warrants	106,785	137	—	—	—	—	—	—	—	—	137
Exercise of options	435,318	964	—	—	—	—	—	—	—	—	964
Share issue costs	—	(5,023)	—	—	—	—	—	—	—	—	(5,023)
Net loss	—	—	—	—	—	—	—	—	6	(13,090)	(13,084)

Balance December 31, 2003	29,775,127	114,959	—	—	—	—	—	—	1,258	(53,175)	63,042

Year ended December 31, 2004:
Exercise of options	545,292	1,145	—	—	—	—	—	—	—	—	1,145
Net loss	—	—	—	—	—	—	—	—	7	(38,609)	(38,602)

Balance, December 31, 2004	30,320,419	116,104	—	—	—	—	—	—	1,265	(91,784)	25,585

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

											Accumulated
									Additional		other		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		comprehensive		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	income		equity

Balance, December 31, 2004 brought forward	30,320,419	116,104	—	—	—	—	—	—	$1,265	$(91,784)	$6,140	(1)	$31,725

Year ended December 31, 2005:
Shares issued for cash	4,000,000	61,744	—	—	—	—	—	—	—	—	—		61,744
Exercise of warrants	2,800,000	7,189	—	—	—	—	—	—	—	—	—		7,189
Exercise of options	300,660	1,111	—	—	—	—	—	—	—	—	—		1,111
Share issue costs	—	(4,107)	—	—	—	—	—	—	—	—	—		(4,107)
Net loss	—	—	—	—	—	—	—	—	—	(55,935)	—		(55,935)
Foreign exchange adjustment on change in functional currency	—	—	—	—	—	—	—	—	—	—	1,219		1,219

Balance, December 31, 2005	37,421,079	182,041	—	—	—	—	—	—	1,265	(147,719)	7,359		42,946

Year ended December 31, 2006:
Shares issued for cash	100,943	379	—	—	—	—	—	—	—	—	—		379
Exercise of a warrant	1,200,000	8,095	—	—	—	—	—	—	—	—	—		8,095
Ascribed value from additional paid-in capital	—	137	—	—	—	—	—	—	(137)	—	—		—
Net loss	—	—	—	—	—	—	—	—	3,595	(67,102)	—		(63,507)
Foreign exchange adjustment on change in functional currency	—	—	—	—	—	—	—	—	—	—	1,397		1,397

Balance, December 31, 2006	38,722,022	190,652	—	—	—	—	—	—	4,723	(214,821)	8,756		(10,690)

(1)	Cumulative amount to December 31, 2004 brought forward

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statement of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

											Accumulated
									Additional		other	Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		comprehensive	shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	income	equity

Balance, December 31, 2006 brought forward	38,722,022	190,652	—	—	—	—	—	—	$4,723	$(214,821)	$8,756	$(10,690)

Year ended December 31, 2007:
Issuance on conversion of 6% senior convertible notes due in 2027	5,619,321	40,229	—	—	—	—	—	—	5,913	—	—	46,142
Issuance on conversion of 5% junior convertible notes due in 2012	4,444,449	40,000	—	—	—	—	—	—	9,533	—	—	49,533
Shares issued for cash	60,803	371	—	—	—	—	—	—	—	—	—	371
Ascribed value from additional paid-in capital	—	224	—	—	—	—	—	—	(224)	—	—	—
Net loss	—	—	—	—	—	—	—	—	4,225	(95,798)	—	(91,573)
Foreign exchange adjustment on change in functional currency	—	—	—	—	—	—	—	—	—	—	(3,123)	(3,123)

Balance, December 31, 2007	48,846,595	271,476	—	—	—	—	—	—	$24,170	$(310,619)	$5,633	$(9,340)

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP (continued):
(iv)	FIN 48 – Accounting for tax uncertainties:

For US GAAP purposes, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a company’s financial statements in accordance with FASB statement No. 109. FIN 48 prescribes a more-likely-than-not recognition threshold for tax uncertainties. The adoption of FIN 48 resulted in no adjustment to the liability for unrecognized tax benefits. As of the date of adoption and December 31, 2007, the total amount of unrecognized tax benefits was nil.

The Company files income tax returns with federal and provincial tax authorities within Canada. The Company’s foreign affiliates file income tax returns in various jurisdictions, the most significant of which is Switzerland. In general, the Company is subject to an examination by taxing authorities for years after 2000.

(v)	Recent accounting pronouncements:

SFAS No. 157 — Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

SFAS No. 159 — Fair value option for financial assets and financial liabilities:

This statement permits entities the option to measure financial instruments at fair value (“fair value option”) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. The fair value option is applied on an instrument-by-instrument basis to the entire instrument. Items eligible for the fair value option are measured at fair value at specified election dates. The Statement is effective for financial statements issued for fiscal years after November 15, 2007. The Company does not expect the adoption of SFAS 159 to materially impact its financial statements.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued
Years ended December 31, 2007, 2006 and 2005, and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except share and per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP (continued):
(v)	Recent accounting pronouncements (continued):

SFAS No. 160 — Non controlling interest in consolidated financial statements:

In December 2007, the FASB issued a revised standard on accounting for non controlling interests and transactions with non controlling interest holders in consolidated financial statements. This statement specifies that non controlling interests are to be treated as a separate component of equity, not as a liability or other items outside of equity. Because non controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non controlling interests is adjusted to reflect the changes in ownership interests, and any difference between the amount by which the non controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non controlling interests, including any that arose before the effective date. The Company does not expect the adoption of SFAS 160 to materially affect its financial statements.